UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 11-K

__________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From __________ to ___________

Commission file number: 001-37760

SiteOne Savings and Investment Plan

(Full title of the plan)

__________________________

SiteOne Landscape Supply, Inc.

(Name of issuer of the securities held pursuant to the plan)

300 Colonial Center Parkway

Suite 600

Roswell, Georgia 30076

(Address of principal executive offices of issuer)

SITEONE SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the

SiteOne Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SiteOne Savings and Investment Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Windham Brannon, LLC

We have served as the Plan’s auditor since 2016.

Atlanta, Georgia

June 26, 2020

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SiteOne Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2019	2018
Assets

Investments, at fair value	$245,316,789	$192,866,467

Receivables:
Employer contributions	355,387	357,200
Notes receivable from participants	5,459,150	5,130,649
Due from broker	12,693	–
	5,827,230	5,487,849

Net assets available for benefits	$251,144,019	$198,354,316

See accompanying notes to the financial statements.

2

SiteOne Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2019	2018
Additions
Investment income (loss)	$46,951,078	$(12,741,134)

Interest income on notes receivable from participants	327,725	268,582

Contributions:
Employer, net of forfeitures	8,388,826	7,500,920
Participant	18,237,900	15,605,664
Participant rollovers	3,581,320	3,118,404
Total contributions	30,208,046	26,224,988

Total additions	77,486,849	13,752,436

Deductions
Benefits paid to participants and beneficiaries	24,570,989	17,804,103
Administrative expenses	126,157	129,412
Total deductions	24,697,146	17,933,515

Net increase (decrease)	52,789,703	(4,181,079)

Net assets available for benefits:
Beginning of year	198,354,316	202,535,395
End of year	$251,144,019	$198,354,316

See accompanying notes to the financial statements.

3

SiteOne Savings and Investment Plan

Notes to Financial Statements

December 31, 2019 and 2018

1. Description of the Plan

The following description of the SiteOne Savings and Investment Plan (the “Plan”) provides only general information. More complete information regarding the Plan may be found in the Plan document, which is available to all participants upon request.

General

The Plan is a defined contribution plan covering substantially all employees, except leased employees, employers covered by a collective bargaining agreement, certain nonresident aliens and seasonal employees, of SiteOne Landscape Supply, Inc. and its subsidiaries (the “Company”). Employees are immediately eligible to participate in the Plan upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Eligible employees are automatically enrolled into the Plan after 30 days of employment, unless the employee elects otherwise. Pre-tax contributions are withheld at 3% of eligible compensation and increased by 1% each year until it reaches 50% of eligible compensation, unless the employee elects differently. Participants may elect to make pre-tax and/or after-tax Roth contributions of up to 50% of eligible compensation as defined by the Plan, not to exceed a maximum of $19,000 for the Plan year. Additional catch-up contributions of up to $6,000 may be made by those participants who have attained age 50 prior to the end of the Plan year.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).

The Company may make discretionary matching contributions. For December 31, 2019 and 2018, the Company made matching contributions equal to 120% of the first 2% of the participant’s pretax annual compensation plus 40% for the next 4% of the participant’s annual pretax compensation. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

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SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, earnings and losses on the investments in their account, and charged with certain administrative expenses.

Participants direct the investment of their account into various investment options offered by the Plan. The Plan currently offers 22 mutual funds, one managed income portfolio, the Company’s common stock via the SiteOne Common Stock Fund, one money market fund, and a self-directed brokerage account. Self-directed brokerage accounts cannot invest in tax-exempt securities, mutual funds already offered by the Plan, Company stock, annuities, physical certificates, U.S. savings bonds, precious metals, limited partnerships, exchange traded funds, futures contracts, commodities, and various types of options. Participants may change their investment options on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. A participant is 100% vested after three years of credited service if employed after December 23, 2013. If employed prior to that date, they are always 100% vested in the employer matching contribution. Matching contributions from prior employers of merged plans are subject to vesting schedules in place at the time of the merger.

Notes Receivable from Participants

Participants may borrow from their vested balances in the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and must bear a reasonable rate of interest. Only one loan may be outstanding at any time. Interest rates on outstanding loans generated by the Plan as of December 31, 2019 and 2018 ranged from 3.25% to 7.50% and 3.25% to 7.25%, respectively. Principal and interest are paid ratably through payroll deductions.

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SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefit Payments

On termination of service due to separation, death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in their account. Upon termination of service, only the vested portion of the participant’s account becomes payable. In the event of the participant’s death or permanent and total disability, their interest in the Plan will become fully vested.

In-service withdrawals are available in limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate financial need and who meet one of the specific circumstances defined in the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service (the “IRS”), and before requesting a hardship withdrawal, all requirements must be met in order for a request to be approved.

Administrative Expenses

Participants are charged an asset-based service fee for administrative expenses of the Plan related to recordkeeping services. Participants also pay certain administrative fees for participant-initiated transactions. Investment related expenses are included in net change in fair value of investments. The Plan document permits certain administrative expenses to be paid by the Plan. Expenses paid by the Plan in 2019 and 2018 included recordkeeping fees, audit fees, and advisory fees. The Company pays all other administrative expenses of the Plan.

Forfeited Accounts

Forfeited non-vested account balances totaled $24,381 and $188,108 as of December 31, 2019 and 2018, respectively. These accounts are first used to pay administrative expenses and then to reduce future Company contributions. During the year ended December 31, 2019, $23,870 was used to pay administrative expenses and $766,041 was used to reduce employer contributions. During the year ended December 31, 2018, $62,872 was used to pay administrative expenses and $364,188 was used to reduce employer contributions.

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SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Company Stock Fund

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends received by the Company Stock Fund are reinvested in Company common stock.

The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Contribution limits were set at a maximum of 10% of a participant’s contributions. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 10% of the participant’s total account balance being invested in the Company Stock Fund.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become fully vested in their Company contributions. The Plan’s assets would be distributable to the participants in accordance with the respective values of their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investments. Investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Management of the Plan determines the Plan's valuation policies utilizing information provided by the investment advisers and trustee. See Note 3 for further discussion of fair value measurements.

Purchases and sales of common stock are recorded on a trade-date basis. Interest income is recorded when received. Dividends on common stock are recorded on the ex-dividend date and are included in investment income. Investment income includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Subsequent Events

Plan management evaluated events or transactions that may have occurred after the Statement of Net Assets Available for Benefits date for potential recognition or disclosure through June 26, 2020, the date the financial statements were available to be issued. In early March 2020, COVID-19, a disease caused by a novel strain of the coronavirus, was characterized as a pandemic by the World Health Organization. The COVID-19 pandemic has negatively impacted the world economy and has resulted in significant volatility in global financial markets. The ultimate impact of the COVID-19 pandemic on the Plan's net assets available for benefits, contributions and benefit obligations remains uncertain.

The Plan permitted coronavirus-related distributions and suspension of participant loan repayments in accordance with the Coronavirus Aid, Relief and Economic Security Act (the CARES Act) and will suspend 2020 required minimum distributions payable after April 1, 2020 and allow 2020 to be disregarded for purposes of the five-year required minimum distribution deadline.

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SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"). ASU 2016-01 modifies certain aspects of recognition, measurement, presentation and disclosure guidance of financial instruments. The provisions of ASU 2016-01 were effective for the Plan beginning for the year ended December 31, 2019. Adoption of this ASU did not have a material impact on the Plan’s financial statements or related disclosures.

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value (“NAV”) per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable value exists or whether its investments qualify for the NAV per share practical expedient in accordance with Accounting Standards Codification (“ASC”) 820, Fair Value Measurement. The provisions of ASU 2018-09 were effective for the Plan for the year ending December 31, 2019. Adoption of this ASU did not have a material impact on the Plan’s financial statements or related disclosures.

Recently Issued Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The ASU removes the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modifies the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarifies the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The guidance is effective for fiscal years beginning after December 15, 2019. Plan management does not expect the ASU to have a material impact on the Plan’s financial statements or related disclosures.

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SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are carried at their outstanding balance. Interest income is recognized when received by the Plan. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default the participant loan balance is reduced, and a benefit payment is recorded.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in markets that are not active;
•	Observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals);
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

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SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The Plan did not hold investments that are utilizing Level 2 valuations as of December 31, 2019 and 2018.

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Plan did not hold investments that are utilizing Level 3 valuations as of December 31, 2019 and 2018.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds, money market fund, brokeragelink assets, and corporate common stock: valued at the daily closing price as reported by the investment and are deemed to be actively traded. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price.

Managed income portfolio: The managed income portfolio account trades daily at the NAV per share of the fund. The managed income portfolio has redemption restrictions that limit the timing of withdrawals. Participant directed withdrawals may be made on any business day, provided that the exchange is not directed into a competing fund. Transferred amounts must hold a non-competing investment option for 90 days before funds may be transferred to a competing fund. In addition, redemptions of the Fidelity managed income portfolio directed by the Plan Sponsor must be preceded by twelve months written notice to Fidelity.

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SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level and investment category, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Mutual funds	$235,504,746	$–	$–	$235,504,746
Money market funds	3,796,605	–	–	3,796,605
Company stock fund	1,988,654	–	–	1,988,654
Self-directed brokerage accounts	2,109,927	–	–	2,109,927
Managed income portfolio	1,916,857	–	–	1,916,857
	$245,316,789	$–	$–	$245,316,789

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual funds	$183,991,283	$–	$–	$183,991,283
Money market funds	4,160,576	–	–	4,160,576
Company stock fund	1,037,866	–	–	1,037,866
Self-directed brokerage accounts	1,812,698	–	–	1,812,698
Managed income portfolio	1,864,044	–	–	1,864,044
	$192,866,467	$–	$–	$192,866,467

12

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan is a volume submitter plan document created by Fidelity Management & Research Co. (“FMR”), an affiliate of the Plan’s recordkeeper. The IRS has determined and informed FMR by a letter dated March 31, 2014, that the volume submitter plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the FMR opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and has no income subject to unrelated business income tax. The Plan’s income tax returns for the past three years are subject to examination by taxing authorities and may change upon examination.

5. Transactions with Parties-in-Interest

The Plan held 21,925 and 18,762 shares of Company common stock valued at $1,988,654 and $1,037,866 at December 31, 2019 and 2018, respectively. There were no dividends declared on the Company common stock as of December 31, 2019 and 2018.

Plan investments include shares of mutual funds, a money market fund, and units of the managed income portfolio fund managed by Fidelity Management Trust Company (Fidelity). Fidelity is the custodian as defined by the Plan; therefore, transactions in these investments qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in investment income, as they are paid through revenue sharing rather than a direct payment.

13

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

Supplemental Schedule

14

SiteOne Savings and Investment Plan

EIN: 34-4485550 Plan No.:002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	Fidelity:
	Growth Company Fund	Mutual fund	$24,710,194
	500 Index Fund	Mutual fund	12,671,123
	Mid Cap Index Fund	Mutual fund	5,114,669
	Small Cap Index Fund	Mutual fund	3,775,483
	US Bond Index Fund	Mutual fund	1,351,435
	Real Estate Index Fund	Mutual fund	1,057,090
	Global ex US Index Fund	Mutual fund	828,433
	Inflation-Protected Index Fund	Mutual fund	264,454
	Invesco Diversified Dividend Fund	Mutual fund	4,936,888
	MFS International Diversification Fund	Mutual fund	2,643,574
	T. Rowe Price:
	Retirement 2030 Fund	Mutual fund	32,238,467
	Retirement 2025 Fund	Mutual fund	31,283,094
	Retirement 2035 Fund	Mutual fund	28,086,093
	Retirement 2040 Fund	Mutual fund	22,025,081
	Retirement 2045 Fund	Mutual fund	21,545,270
	Retirement 2020 Fund	Mutual fund	17,766,796
	Retirement 2050 Fund	Mutual fund	9,384,581
	Retirement 2055 Fund	Mutual fund	6,503,845
	Retirement 2015 Fund	Mutual fund	4,431,358
	Retirement Balanced Fund	Mutual fund	1,480,451
	Western Asset Core Bond Fund	Mutual fund	2,790,773
	Wells Fargo Emerging Markets Fund	Mutual fund	615,594
			235,504,746

15

SiteOne Savings and Investment Plan

EIN: 34-4485550 Plan No.:002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

*	BrokerageLink	Common stock	$921,781
*	BrokerageLink	External fund	462,141
*	BrokerageLink	Cash	254,379
*	BrokerageLink	Certificate of deposit	202,335
*	BrokerageLink	Unit	147,399
*	BrokerageLink	Fidelity fund	121,892
			2,109,927

*	Fidelity Government Money Market Fund	Money market fund	3,796,605

*	SiteOne Corporate Stock	Corporate common stock	1,987,487
*	SiteOne Stock Purchase Account	Corporate common stock/cash reserves	1,167
			1,988,654

*	Fidelity Managed Income Portfolio	Collective trust	1,916,857
			245,316,789
*	Participant loans	Interest rates range from 3.25% to 7.50%	5,459,150
			$250,775,939

Column (d) has not been presented as all investments are participant directed.

* Indicates a party-in-interest to the Plan

16

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Windham Brannon, LLC

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, SiteOne Landscape Supply, Inc., as administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SITEONE SAVINGS AND INVESTMENT PLAN

By: Benefits Committee of SiteOne Landscape Supply, Inc.

	By:	/s/ Joe Ketter
Date: June 26, 2020		Joe Ketter, Committee Member

18